Exhibit 23.4

CONSENT

This letter is provided in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”).

I, Robert “Chip” Todd, hereby consent to the use of my name, in the Registration Statement, in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

Technical Report and Preliminary Economic Assessment for Underground Milling and Concentration of Lead, Zinc and Silver at the Bunker Hill Mine, December 29, 2021.

and to references to the Technical Report, or portions thereof, in the Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Registration Statement.

Yours truly,

/s/Robert “Chip” Todd
May 25, 2022